Exhibit 2.9

The following text was deleted from Article II, Section 2.9 of the Amended and Restated By-Laws of VirtualScopics, Inc.:

2.9 ACTION WITHOUT MEETING. Except as otherwise provided by the Certificate of Incorporation, whenever the vote of stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provisions of the statutes or the Certificate of Incorporation or of these By-Laws, the meeting and vote of stockholders may be dispensed with, if all the stockholders who would have been entitled to vote upon the action if such meeting were held, shall consent in writing to such corporate action being taken.